UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Condensed Consolidated Financial Statements as of September 30, 2018 and December 31, 2017 and for the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 14, 2018

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of September 30, 2018 and December 31, 2017 and for the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

 For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2018	2017
REVENUES
Sales by Company-operated restaurants	$2,216,785	$2,310,980
Revenues from franchised restaurants	111,444	111,664
Total revenues	2,328,229	2,422,644

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(779,977)	(820,097)
Payroll and employee benefits	(470,703)	(508,914)
Occupancy and other operating expenses	(607,509)	(623,215)
Royalty fees	(118,625)	(117,450)
Franchised restaurants – occupancy expenses	(50,324)	(49,651)
General and administrative expenses	(167,073)	(175,950)
Other operating (expenses) income, net	(49,415)	45,314
Total operating costs and expenses	(2,243,626)	(2,249,963)
Operating income	84,603	172,681
Net interest expense	(39,326)	(54,503)
Loss from derivative instruments	(191)	(7,036)
Foreign currency exchange results	15,651	(18,476)
Other non-operating expenses, net	(9)	(607)
Income before income taxes	60,728	92,059
Income tax expense	(32,978)	(31,888)
Net income	27,750	60,171
Less: Net income attributable to non-controlling interests	(140)	(277)
Net income attributable to Arcos Dorados Holdings Inc.	$27,610	$59,894

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.13	$0.28
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.13	0.28

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive (Loss) Income

 For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars

	2018	2017
Net income	$27,750	$60,171
Other comprehensive (loss) income, net of tax:
Foreign currency translation	(61,808)	26,959
Post-employment benefits:
Reclassification of net loss to consolidated statement of income	371	290
Post-employment benefits (net of $191 and $150 of deferred income taxes, respectively)	371	290
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	30,157	(14,469)
Reclassification of net (gain) loss to consolidated statement of income	(35,053)	8,405
Cash flow hedges (net of $3,586 and $1,365 of income taxes)	(4,896)	(6,064)
Total other comprehensive (loss) income	(66,333)	21,185
Comprehensive (loss) income	(38,583)	81,356
Less: Comprehensive income attributable to non-controlling interests	(14)	(275)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(38,597)	$81,081

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Balance Sheet

As of September 30, 2018 and December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	September 30, 2018	As of
	(Unaudited)	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$207,553	$308,491
Short-term investment	—	19,588
Accounts and notes receivable, net	72,565	111,302
Other receivables	25,044	36,310
Inventories	37,302	82,735
Prepaid expenses and other current assets	102,515	94,204
McDonald’s Corporation’s indemnification for contingencies	—	407
Total current assets	444,979	653,037
Non-current assets
Miscellaneous	100,201	98,291
Collateral deposits	2,500	2,500
Property and equipment, net	806,061	890,736
Net intangible assets and goodwill	38,208	47,729
Deferred income taxes	61,566	74,299
Derivative instruments	70,747	35,069
McDonald’s Corporation’s indemnification for contingencies	1,567	2,082
Total non-current assets	1,080,850	1,150,706
Total assets	$1,525,829	$1,803,743
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$189,370	$303,452
Royalties payable to McDonald’s Corporation	9,050	13,729
Income taxes payable	39,571	54,592
Other taxes payable	53,222	82,326
Accrued payroll and other liabilities	105,285	119,088
Provision for contingencies	2,028	2,529
Interest payable	8,065	9,986
Short-term debt	374	—
Current portion of long-term debt	3,739	4,359
Derivative instruments	9,197	15,522
Total current liabilities	419,901	605,583
Non-current liabilities
Accrued payroll and other liabilities	33,890	29,366
Provision for contingencies	31,284	25,427
Long-term debt, excluding current portion	623,418	629,142
Derivative instruments	776	7,506
Deferred income taxes	9,315	10,577
Total non-current liabilities	698,683	702,018
Total liabilities	1,118,584	1,307,601
Equity
Class A shares of common stock	379,697	376,732
Class B shares of common stock	132,915	132,915
Additional paid-in capital	14,190	14,216
Retained earnings	403,837	401,134
Accumulated other comprehensive loss	(495,554)	(429,347)
Common stock in treasury	(28,255)	—
Total Arcos Dorados Holdings Inc. shareholders’ equity	406,830	495,650
Non-controlling interests in subsidiaries	415	492
Total equity	407,245	496,142
Total liabilities and equity	$1,525,829	$1,803,743

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flows

 For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars

	2018	2017
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$27,610	$59,894
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	77,285	73,190
Gain of property and equipment sales	(1,216)	(57,120)
Impairment of long-lived assets and goodwill	12,089	200
Deferred income taxes	4,646	7,491
Foreign currency exchange results	21,556	20,130
Gain on Sales of restaurants businesses	(3,228)	(5,415)
Others, net	(33,091)	25,879
Changes in assets and liabilities	(21,253)	23,257
Net cash provided by operating activities	84,398	147,506
Investing activities
Property and equipment expenditures	(118,998)	(108,558)
Purchases of restaurant businesses	—	(870)
Proceeds from sale of property and equipment and related advances	1,683	44,725
Proceeds from sale of restaurant businesses and related advances	5,145	5,863
Proceeds from short-term investments	19,588	—
Other investing activity	1,038	(1,016)
Net cash used in investing activities	(91,544)	(59,856)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(10,554)	—
Repayment of Secured Loan Agreement	—	(169,511)
Issuance of 2027 Notes	—	265,000
Purchase of 2023 Notes	—	(48,885)
Net payment of derivative instruments	—	(40,822)
Net short-term borrowings	386	136
Treasury stock purchases	(28,255)	—
Other financing activities	(5,210)	(7,140)
Net cash used in financing activities	(43,633)	(1,222)
Effect of exchange rate changes on cash and cash equivalents	(50,159)	(11,467)
(Decrease)/ Increase in cash and cash equivalents	(100,938)	74,961
Cash and cash equivalents at the beginning of the year	$308,491	$194,803
Cash and cash equivalents at the end of the period	$207,553	$269,764

Supplemental cash flow information:
Cash paid during the period for:
Interest	$46,522	$46,252
Income tax	21,269	18,912
Non-cash investing activities:
Exchange of assets	$—	$2,000
Dividend declared pending of payment	10,383	—

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’s Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional		Accumulated other	Common stock in treasury			Non-
	Number	Amount	Number	Amount	paid-in capital	Retained earnings	comprehensive losses	Number	Amount	Total	controlling interests	Total
Balances at beginning of fiscal year	131,072,508	$376,732	80,000,000	$132,915	$14,216	$401,134	$(429,347)	—	—	$495,650	$492	$496,142
Net income for the period (Unaudited)	—	—	—	—	—	27,610	—	—	—	27,610	140	27,750
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(66,207)	—	—	(66,207)	(126)	(66,333)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.10 per share) (Unaudited)	—	—	—	—	—	(20,937)	—	—	—	(20,937)	—	(20,937)
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(174)	—	—	—	(174)	—	(174)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	498,398	2,965	—	—	(2,965)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	2,939	—	—	—	—	2,939	—	2,939
Treasury stock purchases (Unaudited)	—	—	—	—	—	—	—	(3,900,103)	(28,255)	(28,255)	—	(28,255)
Dividends to non-controlling interest (Unaudited)	—	—	—	—	—	—	—	—	—	—	(91)	(91)
Adoption of accounting standard ASC 606 -net of $1,555 of deferred income tax- (Unaudited)	—	—	—	—	—	(3,796)	—	—	—	(3,796)	—	(3,796)
Balances at end of period (Unaudited)	131,570,906	$379,697	80,000,000	$132,915	$14,190	$403,837	$(495,554)	(3,900,103)	$(28,255)	$406,830	$415	$407,245

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’s Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional		Accumulated other		Non-
	Number	Amount	Number	Amount	paid-in capital	Retained earnings	comprehensive losses	Total	controlling interests	Total
Balances at beginning of fiscal year	130,711,224	$373,969	80,000,000	$132,915	$13,788	$271,968	$(441,649)	$350,991	$585	$351,576
Net income for the period (Unaudited)	—	—	—	—	—	59,894	—	59,894	277	60,171
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	21,187	21,187	(2)	21,185
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	361,284	2,763	—	—	(2,763)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	2,268	—	—	2,268	—	2,268
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	(210)	(210)
Balances at end of period (Unaudited)	131,072,508	$376,732	80,000,000	$132,915	$13,293	$331,862	$(420,462)	$434,340	$650	$434,990

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027.  On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2017.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the nine-month period ended September 30, 2018 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2017, except for revenue recognition policy that has changed in accordance with ASC 606 Revenue Recognition- Revenue from Contracts with customers.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its income statement.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation and BRL for Argentinian operation). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASC 606), “Revenue Recognition - Revenue from Contracts with Customers”, which amends the guidance in former ASC 605, “Revenue Recognition”, and requires entities to recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

On January 1, 2018, the Company adopted this new accounting standard using modified retrospective method and concluded that the sole source of revenue affected is the initial franchise fee. The Company’s previous accounting policy was to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and should be treated as a single performance obligation. As such, initial franchise fees received are deferred over the term of the franchise agreement.

In accordance with the modified retrospective method, the Company recognized the cumulative effect of applying the new standard at the date of initial application with no restatement to the comparative information. Furthermore, the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of ASC 606 were as follows:

Balance Sheet	Balance at December 31, 2017	Adjustments Due to ASC 606	Balance at January 1, 2018
ASSETS
Non-current Assets
Deferred income taxes	74,299	1,555	75,854
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	119,088	339	119,427
Non-current liabilities
Accrued payroll and other liabilities	29,366	5,012	34,378
EQUITY
Retained earning	401,134	(3,796)	397,338

There are no expectations that the adoption of the new revenue standard will have a material impact within the net income on an ongoing basis. The disclosure of the impact of adoption on the consolidated balance sheet and income statement, as of September 30, 2018 and for the nine-month period ended in September 30, 2018, is as follows:

	As of September 30, 2018
Balance Sheet	As Reported	Balances Without Adoption of ASC 606	Effect of Change
ASSETS
Non-current Assets
Deferred income taxes	61,566	59,918	1,648
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	105,285	104,932	353
Non-current liabilities
Accrued payroll and other liabilities	33,890	28,583	5,307
EQUITY
Retained earning	403,837	407,849	(4,012)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

	For the nine-month period ended September 30, 2018
Income Statement	As Reported	Balances Without Adoption of ASC 606	Effect of Change

Revenues from franchised restaurants	111,444	111,753	(309)
Income tax expense	(32,978)	(33,071)	93

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities will need to disclose qualitative and quantitative information about their leases, including characteristics and amounts recognized in the financial statements. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company will adopt ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective transition method and expects to apply the transition practical expedients allowed by the standard. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Short-term debt consists of the following:

As of
	September 30, 2018	As of
	(Unaudited)	December 31, 2017
Bank overdrafts	$374	$—
	$374	$—

Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On August 3, 2018, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2019. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.40%. In addition, on November 1, 2017, ADBV renewed its revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2018, with an annual interest rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Short-term debt (continued)

Revolving credit facilities (continued)

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 to 1.0 as of any last day of the fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of September 30, 2018, the mentioned ratio was 0.89 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with these revolving credit facilities.

5.	Long-term debt

Long-term debt consists of the following:

	As of
	September 30, 2018	As of
	(Unaudited)	December 31, 2017
2027 Notes	$265,000	$265,000
2023 Notes	348,069	348,069
Capital lease obligations	3,691	4,539
Other long-term borrowings	16,639	22,900
Subtotal	633,399	640,508
Discount, net on 2023 Notes	(2,068)	(2,366)
Deferred financing costs	(4,174)	(4,641)
Total	627,157	633,501
Current portion of long-term debt	3,739	4,359
Long-term debt, excluding current portion	$623,418	$629,142

2027 and 2023 Notes:

The following table presents additional information related to the 2027 and 2023 Notes (the “Notes”):

			Principal as of
	Annual interest rate	Currency	September 30, 2018 (Unaudited)	December 31, 2017	Maturity
2027 Notes	5.875%	USD	$265,000	$265,000	April 4, 2027
2023 Notes	6.625%	USD	348,069	348,069	September 27, 2023

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2027 and 2023 Notes (continued):

	Interest Expense (i)		DFC Amortization (i)		Amortization of Discount, net (i)
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
2027 Notes	$11,677	$7,655	$224	$150	$—	$—
2023 Notes	17,295	18,120	243	530	298	655

(i)	These charges are included within “Net interest expense” in the consolidated statements of income.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014.

The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs (“DFC”) and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched another cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

In April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments (described in Note 6), pay the principal and premium on the 2023 Notes (in connection with the aforementioned tender offer) and for general purposes. The Company incurred $3,001 of financing costs related to the issuance of 2027 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes, are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2027 and 2023 Notes (continued):

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Secured Loan Agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the “Loan”) with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bore interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL 613,850. Refer to Note 6 for more details.

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan was the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments were made quarterly, beginning June 2016 and principal payments were made semi-annually, beginning September 2017.

The Loan would have matured on March 30, 2020 and periodic payments of principal were required. Prepayments were allowed without penalty. On April 11, 2017, the Company repaid the Loan with a total payment of $169.7 million including the outstanding principal, plus accrued and unpaid interest and certain transaction costs.

The Company incurred $3,243 of financing costs related to the issuance of the Loan, which were capitalized as DFC and were amortized over the life of the Loan. As a consequence of the repayment, the remaining DFC were recognized as interest expense in the consolidated statement of income.

The following table presents information related to the Secured Loan Agreement:

Interest Expense (i)		DFC Amortization (i)		Other Costs (i) (ii)
2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
$—	$2,570	$—	$3,251	$—	$2,249

(i)	These charges are included within “Net interest expense” in the consolidated statement of income.

(ii)	Transaction costs related to the repayment of the Loan.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2018 and December 31, 2017:

	Derivatives
		Fair Value
		As of
Type of Derivative	Balance Sheets Location	September 30, 2018	As of
		(Unaudited)	December 31, 2017
Derivatives designated as hedging instruments

Cash flow hedge
Forward contracts	Other receivables	$259	$309
Forward contracts	Accrued payroll and other liabilities	(719)	(517)
Cross-currency interest rate swap (i)	Derivative instruments	47,465	7,835
Call spread (i)	Derivative instruments	14,624	15,114
Coupon-only swap (i)	Derivative instruments	(1,315)	(10,908)
		$60,314	$11,833
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	572	—
		$572	$—
Total derivative instruments		$60,886	$11,833

(i)	At September 30, 2018, presented in the consolidated balance sheet as follows: $70,747 as non-current asset, $9,197 as a current liability and $776 as a non-current liability. At December 31, 2017, presented in the consolidated balance sheet as follows: $35,069 as non-current asset, $15,522 as a current liability and $7,506 as non-current liability.

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of September 30, 2018, the Company has forward contracts outstanding with a notional amount of $24,868 that mature during 2018 and 2019.

The Company made net payments totaling $808 and $1,170 during the nine-month periods ended September 30, 2018 and 2017, respectively, as a result of the net settlements of these derivatives.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017. The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%		$35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%		$30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%		$30,000	6.29%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
BAML (i)	BRL	156,250	13.64%		$50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%		$50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $10,671 and $6,163 of net interest during the nine-month period ended September 30, 2018 and 2017, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge the all variability in a portion (50%) of the principal of intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Call spread (continued)

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the all variability (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%		$50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%		$50,000	6.91%	March 31/ September 30	April 2027

The Company paid $2,900 and $1,390 of net interest during the nine-months periods ended September 30, 2018 and 2017 respectively, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the nine-month periods ended September 30, 2018 and 2017 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion) (Unaudited)		(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i) (Unaudited)		Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (Unaudited) (ii)
	2018	2017	2018	2017	2018	2017
Forward contracts	$(1,060)	$(1,298)	$808	$1,170	$—	$—
Cross-currency interest rate swaps	31,175	(12,928)	(29,416)	7,461	—	—
Call Spread	2,439	14,410	(20,126)	(1,390)	—	—
Coupon-only swap	5,904	(16,754)	1,794	1,900	(808)	236
Total	$38,458	$(16,570)	$(46,940)	$9,141	$(808)	$236

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures (continued)

(i)	The results recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows: a gain (loss) of $36,695 and ($1,186), respectively, as an adjustment to foreign currency exchange results and a (loss) of ($7,279) and ($6,275), as an adjustment to net interest expense. The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(ii)	The loss recognized in income is presented within “Loss from derivative instruments”.

Fair value hedge

Cross-currency interest rate swaps

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 5, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the cross-currency interest rate swap agreements matched the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company received interest in US dollar at an interest rate equal to the one it had to pay to the off-shore lenders over a notional amount of $167.3 million and paid interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613.9 million quarterly, beginning June 2016.

During April 2017, the Company unwound these agreements as a consequence of the repayment of the Secured Loan Agreement mentioned in Note 5. The total payment amounted to $39.1 million (BRL 122.7 million), including $0.9 million of accrued and unpaid interest.

Until settlement, the accrued interest amounted to $6,921. This charge does not include the effect of the Secured Loan Agreement mentioned in Note 5, amounting to a loss of $2,570. Including this effect the total interest cost amounts to $9,491.

This amount was recorded within “Net interest expense” in the Company’s consolidated statement of income. According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

The following table presents the pretax amounts affecting income for the nine-month period ended September 30, 2017:

Cross-currency swaps (i)
Derivatives in Fair Value Hedging Relationships	2017 (Unaudited)

Loss recognized in Income on hedging derivatives	(9,599)
Gain recognized in Income on hedging items	4,118

(i)	The loss amounting to $5,481 related to the ineffective portion of derivatives, was recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives not designated as hedging instruments

The Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings together with the gain or loss from the hedged balance sheet position within “loss from derivative instruments”.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
	2018	2017
Forward Contracts	$646	$(1,911)

Others	(29)	120
Total	$617	$(1,791)

The Company collected $53 during the nine-month period ended September 30, 2018 and paid $1,156 during the nine-month period ended September 30, 2017, related to those forward contracts.

7.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2018 (from 2015 to 2018 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement. As of September 30, 2018, the outstanding units related to this liability award were 289,969.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $2,853 and $2,357 during the nine-month periods ended September 30, 2018 and 2017. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options

The following table summarizes the activity of stock options units as of September 30, 2018:

	Units	Weighted-average strike Price	Weighted-average grant-date fair value
Outstanding at December 31, 2017	634,489	14.28	4.28
Expired (i)	(143,416)	21.20	5.89
Outstanding at September 30, 2018	491,073	12.26	3.81
Exercisable at September 30, 2018	455,719	12.55	3.95

(i)	As at September 30, 2018, additional paid-in capital included $844 related to expired stock options.

The following table provides a summary of outstanding stock options at September 30, 2018:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	455,719	35,354	491,073
Weighted-average grant-date fair market value per unit	3.95	1.98	3.81
Total grant-date fair value	1,800	70	1,870
Weighted-average accumulated percentage of service	100%	88.6%	99.6%
Stock-based compensation recognized in Additional paid-in capital	1,800	62	1,862
Compensation expense not yet recognized (iii)	—	8	8

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest in 2019.

(iii)	Expected to be recognized in 7.5 months.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2018:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2017	1,736,845	6.65
2018 annual Grant	520,393	8.50
Partial vesting of 2013 grant	(23,309)	14.31
Partial vesting of 2014 grant	(43,907)	8.58
Partial vesting of 2015 grant	(134,184)	6.33
Partial vesting of 2016 grant	(300,451)	4.70
Partial vesting of 2017 grant	(3,116)	9.20
Forfeitures	(35,841)	6.70
Outstanding at September 30, 2018	1,716,430	7.41
Exercisable at September 30, 2018	—	—

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

The Company issued 498,398 Class A shares in connection with this partial vesting (including 10,192 Class A shares related to retired employees). Therefore, accumulated recorded compensation expense totaling $2,965 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As September 30, 2018, there were 6,569 Class A shares, amounting to $36, pending of issuance in connection with this partial vesting.

The resulting value of restricted share units granted during fiscal year 2018 was $4,423.

The following table provides a summary of outstanding restricted share units at September 30, 2018:

Number of units outstanding (i)	1,716,430
Weighted-average grant-date fair market value per unit	7.41
Total grant-date fair value	12,725
Weighted-average accumulated percentage of service	43.7
Stock-based compensation recognized in Additional paid-in capital	5,566
Compensation expense not yet recognized (ii)	7,159

(i)	Related to awards that will vest between fiscal years 2019 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 2.2 years.

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On January 26, 2017, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan, mentioned in point (ii) above, for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. On January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in a consolidated effective royalty rate of 5.7% in 2018 and 5.9% in 2019.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

For the nine-month period ended September 30, 2018, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

	September 30, 2018 (Unaudited)	June 30, 2018 (Unaudited)	March 31, 2018 (Unaudited)
Fixed Charge Coverage Ratio	1.81	1.74	1.70
Leverage Ratio	3.83	4.02	4.05

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At September 30, 2018 and December 31, 2017, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $33,312 ($27,956 at December 31, 2017). Presented as follow: $2,028 and $2,529 as a current liability and $31,284 and $25,427 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	September 30, 2018	As of
	(Unaudited)	December 31, 2017
Tax contingencies in Brazil	$8,952	$9,324
Labor contingencies in Brazil	25,774	21,061
Others	11,676	15,646
Subtotal	46,402	46,031
Judicial deposits	(13,090)	(18,075)
Provision for contingencies	$33,312	$27,956

As of September 30, 2018, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $83 million and $113 million.

As of September 30, 2018, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $125 million, related to assessments for the fiscal years 2009 to 2013. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”).

The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit that has not be resolved by the Commissioner assigned to this case. The Company believes that the probability of a loss is remote.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Provision for contingencies (continued)

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. The Company also believes that the litigation probability of a loss is remote, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. The Company is opposing this claim vigorously because it believes that there is no legal basis for it, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. According to the points previously mentioned, the Company believes that the probability of a loss is remote, therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At September 30, 2018, the provision for contingencies includes $1,567 ($2,489 at December 31, 2017), related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the nine-month periods ended
	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$991,785	$1,093,338
Caribbean division	375,190	331,941
NOLAD	302,282	282,770
SLAD	658,972	714,595
Total revenues	$2,328,229	$2,422,644

Adjusted EBITDA:
Brazil	$150,736	$139,912
Caribbean division	(15,508)	13,372
NOLAD	23,319	23,456
SLAD	57,112	64,790
Total reportable segments	215,659	241,530
Corporate and others (i)	(43,762)	(48,013)
Total adjusted EBITDA	$171,897	$193,517

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the nine-month periods ended
	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$171,897	$193,517

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(77,285)	(73,190)
Gains from sale or insurance recovery of property and equipment	2,775	57,310
Write-offs of property and equipment	(1,270)	(3,427)
Impairment of long-lived assets and goodwill	(12,089)	(200)
ADBV Long-Term Incentive Plan incremental compensation from modification	575	(1,329)
Operating income	84,603	172,681

Less:
Net interest expense	(39,326)	(54,503)
Loss from derivative instruments	(191)	(7,036)
Foreign currency exchange results	15,651	(18,476)
Other non-operating expenses, net	(9)	(607)
Income tax expense	(32,978)	(31,888)
Net income attributable to non-controlling interests	(140)	(277)
Net income attributable to Arcos Dorados Holdings Inc.	$27,610	$59,894
Depreciation and amortization:
Brazil	$38,495	$38,428
Caribbean division	17,379	18,572
NOLAD	15,521	15,577
SLAD	14,578	11,345
Total reportable segments	85,973	83,922
Corporate and others (i)	4,442	4,350
Purchase price allocation (ii)	(13,130)	(15,082)
Total depreciation and amortization	$77,285	$73,190

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the nine-month periods ended
	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$56,988	$59,829
Caribbean division	12,163	12,033
NOLAD	12,467	8,156
SLAD	37,380	28,494
Total reportable segments	118,998	108,512
Corporate and others (i)	—	46
Total property and equipment expenditures	$118,998	$108,558

	As of
	September 30,
	2018	December 31,
	(Unaudited)	2017
Total assets:
Brazil	$679,964	$786,897
Caribbean division	310,313	416,541
NOLAD	245,173	271,558
SLAD	259,648	297,581
Total reportable segments	1,495,098	1,772,577
Corporate and others (i)	156,579	172,400
Purchase price allocation (ii)	(125,848)	(141,234)
Total assets	$1,525,829	$1,803,743

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of September 30, 2018 and December 31, 2017, corporate assets primarily includes corporate cash and cash equivalents.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $806,061 and $890,736 at September 30, 2018 and December 31, 2017, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At December 31, 2017, the Company had 211,072,508 shares issued and outstanding with no par value, consisting of 131,072,508 Class A shares and 80,000,000 Class B shares.

During the nine-month period ended September 30, 2018, the Company issued 498,398 Class A shares in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

On May 22, 2018, The Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60,000 of issued and outstanding Class A shares of no par value of the Company (“The Repurchase Program”).

The Repurchase Program began on May 22, 2018 and will expire at the close of business on May 22, 2019. However, it could terminate prior to such date.

As of September 30, 2018, the Company purchased 3,900,103 shares amounting to $28,255.

Therefore, at September 30, 2018 the Company had 207,670,803 shares outstanding with no par value, consisting of 127,670,803 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 20, 2018, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.10 per share, to be paid in two equal installments of $0.05 per share on April 5, 2018 and October 5, 2018.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Accumulated Other Comprehensive Loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of September 30, 2018 and their related activity during the nine-month period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2017	$(436,281)	$8,359	$(1,425)	$(429,347)
Other comprehensive gain (loss) before reclassifications (Unaudited)	(61,682)	30,157	—	(31,525)
Net loss reclassified from accumulated other comprehensive loss (income) to consolidated statement of income (Unaudited)	—	(35,053)	371	(34,682)
Net current-period other comprehensive (loss) income (Unaudited)	(61,682)	(4,896)	371	(66,207)
Balances at September 30, 2018 (Unaudited)	$(497,963)	$3,463	$(1,054)	$(495,554)

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of September 30, 2017 and their related activity during the nine-month period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2016	$(441,081)	$305	$(873)	$(441,649)
Other comprehensive gain before reclassifications (Unaudited)	26,961	(14,469)	—	12,492
Net (gain) loss reclassified from accumulated other comprehensive income to consolidated statement of income (Unaudited)	—	8,405	290	8,695
Net current-period other comprehensive gain (Unaudited)	26,961	(6,064)	290	21,187
Balances at September 30, 2017 (Unaudited)	$(414,120)	$(5,759)	$(583)	$(420,462)

(i)	Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Annually, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the nine-month periods ended
	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$27,610	$59,894
Weighted-average number of common shares outstanding - Basic	210,084,482	210,889,576
Incremental shares from assumed exercise of stock options (i)		—
Incremental shares from vesting of restricted stock units	926,635	940,547
Weighted-average number of common shares outstanding - Diluted	211,011,117	211,830,123

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.13	$0.28
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.13	$0.28

(i)	Options to purchase shares of common stock were outstanding during the nine-month periods ended September 30, 2018 and 2017. See Note 7 for details. The options for the nine-month period ended September 30, 2017 were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of September 30, 2018 and December 31, 2017:

	As of
	September 30,
	2018	December 31,
	(Unaudited)	2017
Accounts and notes receivable, net	$721	$1,097
Other receivables	997	979
Prepaid expenses and other current assets	1,182	—
Miscellaneous	3,063	3,126
Accounts payable	(7,844)	(11,727)

The following table summarizes the transactions between the Company and the Axionlog Business for the nine-month periods ended September 30, 2018 and 2017:

	For the nine-month periods ended
	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Food and paper (i)	$(133,115)	$(130,816)
Occupancy and other operating expenses	(4,071)	(3,472)

(i)	Includes $32,179 of distribution fees and $100,936 of suppliers purchases managed through the Axionlog Business for the nine-month period ended September 30, 2018; and, $36,684 and $94,132, respectively, for the nine-month period ended September 30, 2017.

As of September 30, 2018 and December 2017, the Company had other receivables totaling $3,022 and $2,112, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $nil and $1,113, respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF or VES), held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. Therefore, the Company reassessed the exchange rate used for remeasurement purposes several times. During February 2018, the Venezuelan government announced the unification of the formerly exchange rate systems, DIPRO and DICOM II, into a sole foreign exchange mechanism called DICOM. The unified system operates through an auction mechanism similar to the formerly DICOM II. The first auction was published on February 5, 2018, with an exchange rate of 25,000 VEF per US dollar. As a result of the announcement, the Company reassessed the exchange rate used for remeasurement purposes. As of the date of the reassessment, the Company recognized a foreign currency exchange income of $11,223 and a write down of certain inventories of $38,095 due to the currency exchange rate change impact on their net recoverable value.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2018 and 2017 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

Although the Company has participated in several auctions since the new mechanism was in place, on June 1, 2018, it was granted with $20 for the first time at an exchange rate of 600,000 VEF per US dollar. Furthermore, on June 21, 2018, the Company received $10 at an exchange rate of 2,200,000 VEF per US dollar. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled and that the Company could access to DICOM at an exchange rate greater than the one published by the governmental authorities, the Company has decided to reassess the exchange rate used for remeasurement purposes considering the exchange rate of the last auction granted (2,200,000 VEF per US dollar). As of the date of the reassessment, the Company recognized a foreign currency exchange loss of $2,896 and a write down of certain inventories of $12,496 due to the currency exchange rate change impact on their net recoverable value.

On August 20, 2018, the Government announced the removal of five zeros from the Venezuelan currency and renamed it as “Sovereign Bolivar” (VES). In addition, the new currency devaluated from 2.48 to 59.93 VES per US dollar. Since the Company could not access to DICOM after devaluation, the exchange rate published by the governmental authorities is considering the applicable rate at which a particular transaction could be settled. As of September 30, 2018, the exchange rate was VES 62.2 per US dollar.

Revenues and operating loss of the Venezuelan operations were $70,633 and $48,886, respectively, for the nine-month period ended September 30, 2018; and $55,467 and $4,793, respectively, for the nine-month period ended September 30, 2017.

The Company performed the impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate change (indicator of potential impairment). The long-lived asset impairment test was performed in accordance with the guidance within ASC 360-10-35. As a result of this analysis, the Company recorded an impairment charge of $12,089. The Company will continue closing monitor any indicator of impairment in Venezuela.

As of September 30, 2018, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate, was net asset $1 million (including $1.5 million of cash and cash equivalents). In addition, Venezuela’s non-monetary assets were $17 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. The Company was able to increase prices during the nine-month period ended September 30, 2018.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

14.	Subsequent events

On October 5, 2018 the Company paid the second cash dividend installment disclosed in Note 10 amounting to $10.4 million.